Exhibit 99.1

Ellomay Capital Reports Publication of Financial Statements of Dorad Energy Ltd. as of and for the Three and Six Months Ended June 30, 2025

TEL-AVIV, Israel, Aug. 31, 2025 (GLOBE NEWSWIRE) -- Ellomay Capital Ltd. (NYSE American; TASE: ELLO) (“Ellomay” or the “Company”), a renewable energy and power generator and developer of renewable energy and power projects in Europe, Israel and USA, today reported the publication in Israel of financial statements as of and for the three and six months ended June 30, 2025 of Dorad Energy Ltd. (“Dorad”), in which Ellomay indirectly held, as of June 30, 2025, approximately 9.4% through its indirect 50% ownership of Ellomay Luzon Energy Infrastructures Ltd. (formerly U. Dori Energy Infrastructures Ltd.) (“Ellomay Luzon Energy”).

On August 31, 2025, Amos Luzon Entrepreneurship and Energy Group Ltd. (the “Luzon Group”), an Israeli public company that currently holds the remaining 50% of Ellomay Luzon Energy, which, in turn, held 18.75% of Dorad as of June 30, 2025, published its quarterly report in Israel based on the requirements of the Israeli Securities Law, 1968. Based on applicable regulatory requirements, the quarterly report of the Luzon Group includes the financial statements of Dorad for the same period.

The financial statements of Dorad as of and for the three and six months ended June 30, 2025 were prepared in accordance with International Financial Reporting Standards. Ellomay will include its indirect share of these results (through its holdings in Ellomay Luzon Energy) in its financial results for this period. In an effort to provide Ellomay’s shareholders with access to Dorad’s financial results (which were published in Hebrew), Ellomay hereby provides a convenience translation to English of Dorad’s financial results.

On July 22, 2025, Ellomay Luzon Energy acquired an additional 15% of Dorad’s share capital as a result of its exercise of a right of first refusal granted to it under Dorad’s articles of association and shareholders’ agreement, and therefore the Company’s current indirect share of Dorad is approximately 16.9%.

Dorad Financial Highlights

●	Dorad’s revenues for the three months ended June 30, 2025 – approximately NIS 566.8 million.

●	Dorad’s operating profit for the three months ended June 30, 2025 – approximately NIS 56.9 million.

Dorad’s loss for the three months ended June 30, 2025 mainly results from an increase of approximately NIS 72.7 million in financing expenses compared to the three months ended June 30, 2024 due to NIS/USD exchange rate differences in connection with deposits denominated in USD. Certain of Dorad’s expenses (natural gas acquisition and maintenance costs) are also denominated in USD.

Dorad notes in its financial statements that on June 13, 2025, the State of Israel launched operation “Rising Lion” against Iran, as part of the Iron Swords war, for the purpose of removing the nuclear and missile threat against Israel. As a result of this operation, and in view of the high risk to lives and property from the ballistic missile attacks and unmanned aerial vehicles that were launched against Israel by Iran in response, strict restrictions were imposed on the Israeli home front that included, inter alia, restrictions on gatherings and restrictions on movement. In addition, as a result of closing the Israeli airspace, hundreds of thousands of Israelis were delayed in returning to Israel. As part of the restrictions on gatherings and movement, the Israeli economy began operating in a state of emergency whereby only essential businesses were allowed to open and the schools and higher education system shifted to online learning, two instructions that resulted in substantial damage to the Israeli economy. On June 24, 2025, an agreement was reached regarding a ceasefire, after which the Israeli economy resumed operating in full capacity. Dorad’s revenues in June 2025 decreased by approximately 22% compared to the same month in the previous year, including due to the military operation. As this is an event beyond Dorad’s control, and factors such as the continuation or cessation of the fighting may affect Dorad’s estimates, as of the date of approval of Dorad’s financial statements (August 14, 2025), Dorad was unable to assess the extent of the impact of the war and the operation on its business activities and results in the medium and long term. Dorad continues to monitor developments on the matter on an ongoing basis and is examining the implications for its operations and the value of its assets.

Based on the information provided by Dorad, the demand for electricity by Dorad’s customers is seasonal and is affected by, inter alia, the climate prevailing in that season. The months of the year are split into three seasons as follows: summer – June-September; winter – December-February; and intermediate (spring and autumn) – March-May and October-November. There is a higher demand for electricity during the winter and summer seasons, and the average electricity consumption is higher in these seasons than in the intermediate seasons and is even characterized by peak demands due to extreme climate conditions of heat or cold. In addition, Dorad’s revenues are affected by the change in load and time tariffs – TAOZ (an electricity tariff that varies across seasons and across the day in accordance with demand hour clusters), as, on average, TAOZ tariffs are higher in the summer season than in the intermediate and winter seasons. Therefore, the results presented for the quarter ended June 30, 2025, which include the intermediate months of April and May and the summer month of June, are not indicative of full year results. In addition, due to various reasons, including the effects of the increase in the Israeli CPI impacting interest payments by Dorad on its credit facility, the results included herein may not be indicative of second quarter results in the future or comparable to second quarter results in the past.

A convenience translation of the financial results for Dorad as of and for the year ended December 31, 2024 and as of and for each of the three and six month periods ended June 30, 2025 and 2024 is included at the end of this press release. Ellomay does not undertake to separately report Dorad’s financial results in a press release in the future. Neither Ellomay nor its independent public accountants have reviewed or consulted with the Luzon Group, Ellomay Luzon Energy or Dorad with respect to the financial results included in this press release.

About Ellomay Capital Ltd.

Ellomay is an Israeli based company whose shares are registered with the NYSE American and with the Tel Aviv Stock Exchange under the trading symbol “ELLO”. Since 2009, Ellomay focuses its business in the renewable energy and power sectors in Europe, the USA and Israel.

To date, Ellomay has evaluated numerous opportunities and invested significant funds in the renewable, clean energy and natural resources industries in Israel, Italy, Spain, the Netherlands and Texas, USA, including:

●	Approximately 335.9 MW of operating solar power plants in Spain (including a 300 MW solar plant in owned by Talasol, which is 51% owned by the Company) and 51% of approximately 38 MW of operating solar power plants in Italy;

●	16.875% indirect interest in Dorad Energy Ltd., which owns and operates one of Israel’s largest private power plants with production capacity of approximately 850 MW;

●	Groen Gas Goor B.V., Groen Gas Oude-Tonge B.V. and Groen Gas Gelderland B.V., project companies operating anaerobic digestion plants in the Netherlands, with a green gas production capacity of approximately 3 million, 3.8 million and 9.5 million Nm3 per year, respectively;

●	83.333% of Ellomay Pumped Storage (2014) Ltd., which is involved in a project to construct a 156 MW pumped storage hydro power plant in the Manara Cliff, Israel;

●	51% of solar projects in Italy with an aggregate capacity of 160 MW that commenced construction processes;

●	Solar projects in Italy with an aggregate capacity of 134 MW that have reached “ready to build” status; and

●	Solar projects in the Dallas Metropolitan area, Texas, USA with an aggregate capacity of approximately 27 MW that are connected to the grid and additional 22 MW that are awaiting connection to the grid.

For more information about Ellomay, visit http://www.ellomay.com.

Information Relating to Forward-Looking Statements

This press release contains forward-looking statements that involve substantial risks and uncertainties, including statements that are based on the current expectations and assumptions of the Company’s management. All statements, other than statements of historical facts, included in this press release regarding the Company’s plans and objectives, expectations and assumptions of management are forward-looking statements.  The use of certain words, including the words “estimate,” “project,” “intend,” “expect,” “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  The Company may not actually achieve the plans, intentions or expectations disclosed in the forward-looking statements and you should not place undue reliance on the Company’s forward-looking statements. Various important factors could cause actual results or events to differ materially from those that may be expressed or implied by the Company’s forward-looking statements, including changes in electricity prices and demand, continued war and hostilities and political and economic conditions generally in Israel, regulatory changes, the outcome of legal proceedings in connection with the holdings in Dorad, the decisions of the Israeli Electricity Authority, changes in demand, technical and other disruptions in the operations of the power plant operated by Dorad, competition, changes in the supply and prices of resources required for the operation of the Dorad’s facilities and in the price of oil and electricity, changes in the Israeli CPI, changes in interest rates, seasonality, failure to obtain financing for the expansion of Dorad and other risks applicable to projects under development and construction, and other risks applicable to projects under development and construction, in addition to other risks and uncertainties associated with the Company’s and Dorad’s business that are described in greater detail in the filings the Company makes from time to time with Securities and Exchange Commission, including its Annual Report on Form 20-F. The forward-looking statements are made as of this date and the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact:

Kalia Rubenbach (Weintraub)

CFO

Tel: +972 (3) 797-1111

Email: hilai@ellomay.com

Dorad Energy Ltd.

Interim Condensed Statements of Financial Position

	June 30 2025	June 30 2024	December 31 2024
	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands
Current assets
Cash and cash equivalents	758,981	218,067	846,565
Trade receivables and accrued income	293,670	316,374	185,625
Other receivables	35,695	50,867	32,400
Financial derivatives	-	2,785	-
Total current assets	1,088,346	588,093	1,064,590

Non-current assets
Restricted deposit	524,205	526,392	531,569
Long- term Prepaid expenses	79,161	29,043	79,739
Fixed assets	2,659,760	3,017,054	2,697,592
Intangible assets	10,604	8,114	9,688
Right of use assets	52,963	54,403	54,199
Total non-current assets	3,326,693	3,635,006	3,372,787

Total assets	4,415,039	4,223,099	4,437,377

Current liabilities
Current maturities of loans from banks	311,734	308,069	321,805
Current maturities of lease liabilities	5,055	4,870	4,887
Current tax liabilities	14,016	-	14,016
Trade payables	278,617	236,691	168,637
Other payables	16,339	10,005	14,971
Financial derivatives	4,499	-	-
Total current liabilities	630,260	559,635	524,316

Non-current liabilities
Loans from banks	1,627,853	1,874,385	1,750,457
Other Long-term liabilities	37,707	10,826	60,987
Long-term lease liabilities	48,042	49,023	46,809
Provision for dismantling and restoration	37,408	36,002	38,102
Deferred tax liabilities	403,406	306,840	399,282
Liabilities for employee benefits, net	160	160	160
Total non-current liabilities	2,154,576	2,277,236	2,295,797

Equity
Share capital	11	11	11
Share premium	642,199	642,199	642,199
Capital reserve from activities with shareholders	3,748	3,748	3,748
Retained earnings	984,245	740,270	971,306
Total equity	1,630,203	1,386,228	1,617,264

Total liabilities and equity	4,415,039	4,223,099	4,437,377

Dorad Energy Ltd.

Interim Condensed Statements of Profit or Loss

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Revenues	1,177,336	1,269,902	566,782	659,020	2,863,770

Operating costs of the Power Plant

Energy costs	180,520	290,785	75,300	159,701	574,572
Electricity purchase and infrastructure services	654,719	567,671	329,404	304,480	1,372,618
Depreciation and amortization	102,848	115,719	51,430	60,205	106,266
Other operating costs	88,956	82,766	45,481	40,297	190,027

Total operating costs of Power Plant	1,027,043	1,056,941	501,615	564,683	2,243,483

Profit from operating the Power Plant	150,293	212,961	65,167	94,337	620,287

General and administrative administrative expenses	16,489	16,727	8,303	6,853	23,929
Other income	-	-	-	-	58

Operating profit	133,804	196,234	56,864	87,484	596,416

Financing income	32,145	31,884	3,693	19,005	184,939
Financing expenses	148,886	103,082	116,143	66,686	193,825

Financing expenses, net	116,741	71,198	112,450	47,681	8,886

Profit (Loss) before taxes on income	17,063	125,036	(55,586)	39,803	587,530

Tax on Income (Tax Benefit)	4,124	28,745	(12,535)	9,149	135,203

Net Profit (Loss) for the period	12,939	96,291	(43,051)	30,654	452,327

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity

	Share capital	Share premium	Capital reserve for activities with shareholders	Retained earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the six months ended June 30, 2025 (Unaudited)
Balance as at January 1, 2025 (Audited)	11	642,199	3,748	971,306	1,617,264

Net profit for the period	-	-	-	12,939	12,939

Balance as at June 30, 2025 (Unaudited)	11	642,199	3,748	984,245	1,630,203

For the six months ended June 30, 2024 (Unaudited)

Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Net profit for the period	-	-	-	96,291	96,291

Balance as at June 30, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228

For the three months ended June 30, 2025 (Unaudited)

Balance as at April 1, 2025 (Unaudited)	11	642,199	3,748	1,027,296	1,673,254

Loss for the period	-	-	-	43,051	43,051

Balance as at June 30, 2025 (Unaudited)	11	642,199	3,748	984,245	1,630,203

For the three months ended June 30, 2024 (Unaudited)

Balance as at April 1, 2024 (Unaudited)	11	642,199	3,748	709,616	1,355,574

Net profit for the period	-	-	-	30,654	30,654

Balance as at June 30, 2024 (Unaudited)	11	642,199	3,748	740,270	1,386,228

Dorad Energy Ltd.

Interim Condensed Statements of Changes in Shareholders’ Equity (cont’d)

	Share capital	Share premium	Capital reserve for activities with shareholders	Retained earnings	Total Equity
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
For the year ended December 31, 2024 (Audited)
Balance as at January 1, 2024 (Audited)	11	642,199	3,748	643,979	1,289,937

Dividend distributed	-	-	-	(125,000)	(125,000)
Net profit for the year	-	-	-	452,327	452,327

Balance as at December 31, 2024 (Audited)	11	642,199	3,748	971,306	1,617,264

Dorad Energy Ltd.

Interim Condensed Statements of Cash Flows

	For the six months ended June 30		For the three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS thousands	NIS thousands	NIS thousands	NIS thousands	NIS thousands
Net cash flows from operating activities:
Net Profit (Loss) for the period	12,939	96,291	(43,051)	30,654	452,327
Adjustments:
Depreciation and amortization and fuel consumption	110,284	122,342	57,248	62,964	121,664
Taxes on income (Tax Benefit)	4,124	28,745	(12,535)	9,149	135,203
Financing expenses, net	116,741	71,198	112,450	47,681	8,886
	231,149	222,285	157,163	119,794	265,753

Change in trade receivables	(108,045)	(104,508)	(45,858)	(135,191)	26,241
Change in other receivables	(3,296)	(43,921)	(8,767)	(39,428)	(20,951)
Change in trade payables	119,029	58,122	2,352	67,028	(10,361)
Change in other payables	1,677	(3,942)	1,783	(9,896)	(3,481)
Change in other long-term liabilities	(20,686)	(2,117)	(21,001)	(736)	(3,661)
	(11,321)	(96,366)	(71,491)	(118,223)	(12,213)
Net cash flows from operating activities	232,767	222,210	42,621	32,225	705,867

Cash flows from investing activities:
Proceeds (used in) for settlement of financial derivatives, net	502	(1,050)	213	346	1,548
Proceeds from insurance for damages to fixed assets	-	5,148	-	2,411	5,148
Proceeds from arbitration	-	-	-	-	337,905
Decrease in restricted deposits	-	17,500	-	-	17,500
Investment in fixed assets	(70,297)	(32,136)	(36,048)	(15,067)	(44,132)
Investment in intangible assets	(1,943)	(1,469)	(828)	(1,057)	(4,054)
Interest received	29,678	19,578	14,831	10,020	42,221
Net cash flows from (used in) investing activities	(42,060)	7,571	(21,832)	(3,347)	356,136

Net cash flows from financing activities:
Repayment of lease liability	(113)	(218)	(113)	(119)	(4,984)
Repayment of loans from banks	(164,899)	(141,966)	(164,899)	(141,966)	(284,570)
Dividends paid	-	(17,500)	-	-	(142,500)
Interest paid	(53,656)	(72,755)	(53,466)	(72,559)	(129,957)
Proceeds from arbitration	-	-	-	-	127,195
Net cash flows used in financing activities	(218,668)	(232,439)	(218,478)	(214,644)	(434,816)

Net increase (decrease) in cash and cash equivalents	(27,961)	(2,658)	(197,689)	(185,766)	627,187

Effect of exchange rate fluctuations on cash and cash equivalents	(59,623)	1,479	(73,703)	4,237	132
Cash and cash equivalents at beginning of period	846,565	219,246	1,030,373	399,596	219,246
Cash and cash equivalents at end of period	758,981	218,067	758,981	218,067	846,565
(a) significant non- cash activity
Liability for gas agreements	-	-	-	-	56,208